Exhibit 99.1

TSX/NYSE/PSE: MFC SEHK: 945	C$ unless otherwise stated

TORONTO, ON – November 8, 2023 – Manulife Financial Corporation (“Manulife” or the “Company”) reported its third quarter results for the period ended September 30, 2023, delivering double-digit growth in core earnings1, APE sales2 and new business value2.

Key highlights for the third quarter of 2023 (“3Q23”) include:

•

Net income attributed to shareholders of $1.0 billion, up $0.2 billion from transitional net income attributed to shareholders[1] in the third quarter of 2022 (“3Q22”) and up $0.5 billion compared with 3Q22 net income attributed to shareholders

•	Core earnings of $1.7 billion, up 28% on a constant exchange rate basis[3] from 3Q22

•	Core EPS[4] of $0.92, up 35%[3] from $0.68 in 3Q22, and EPS of $0.52 in 3Q23, up 31%[3] compared with transitional EPS[4] of $0.38 in 3Q22 and up 104%[3] compared with EPS of $0.23 in 3Q22

•	LICAT ratio[5] of 137%

“Our strong operating and new business results this quarter were supported by growth in Asia with a 33% increase in core earnings and 16% increase in new business CSM3 year-over-year. We also delivered resilient results in Global WAM6 with sequential core earnings growth, improving core EBITDA margin4 and positive net flows2 of $5.8 billion over the past three quarters. We are in a position of strength to weather macroeconomic uncertainties. We continued to deploy capital through share buybacks to further enhance shareholder returns, with nearly $1.3 billion of our common shares repurchased since the start of the year.”

—Roy Gori, Manulife President & Chief Executive Officer

“We delivered core ROE4 of 16.8% in the third quarter and grew adjusted book value per share4 to $30.67, despite challenging macroeconomic conditions. Overall, higher rates have benefited, and will continue to benefit, our underlying businesses and financial performance. We remain disciplined in our capital and expense management approach, reporting a higher LICAT ratio in the quarter and improving expense efficiency ratio during 2023.”

—Colin Simpson, Manulife Chief Financial Officer

Results at a Glance

	Quarterly Results			YTD Results

($ millions, unless otherwise stated)	3Q23	3Q22	Change[2,3]	3Q23	3Q22	Change
Net Income attributed to shareholders /	$1,013	$491 /	87% /	$3,444	$(2,848) /	nm /
Transitional		$777	24%		$2,270	42%
Core Earnings	$1,743	$1,339	28%	$4,911	$4,258	12%
EPS / Transitional ($)	$0.52	$0.23 /	104% /	$1.76	$(1.57) /	nm /
		$0.38	31%		$1.10	48%
Core EPS ($)	$0.92	$0.68	35%	$2.55	$2.13	20%
ROE / Transitional	9.5%	4.3% / 7.1%	5.2 pps / 2.4 pps	10.8%	(10.2)% / 7.2%	21.0 pps / 3.7 pps
Core ROE	16.8%	12.7%	4.1 pps	15.7%	13.9%	1.8 pps
BV per common share ($)	$22.42	$21.78	3%	$22.42	$21.78	3%
Adjusted BV per common share ($)	$30.67	$29.49	4%	$30.67	$29.49	4%
APE sales	$1,657	$1,347	21%	$4,890	$4,365	9%
NBV	$600	$515	15%	$1,694	$1,539	6%
New business CSM	$507	$470	6%	$1,541	$1,453	3%
Global WAM net flows ($ billions)	$(0.8)	$3.0	nm	$5.8	$11.5	(51)%

1

Results by Segment

	Quarterly Results					YTD Results

($ millions, unless otherwise stated)	3Q23		3Q22		Change	3Q23		3Q22		Change
Asia
Net Income attributed to shareholders /	US$	63	US$	216 /	(74)% /	US$	543	US$	285 /	22% /
Transitional				134	(58)%				118	171%

Core Earnings		390		296	33%		1,104		1,027	10%

APE sales		835		699	20%		2,582		2,262	16%

NBV		310		291	7%		900		889	2%

New Business CSM		300		261	16%		845		768	12%
Canada

Net Income attributed to shareholders / Transitional		$290		$853 / 481	(66)% / (40)%		$826		$(430) / 1,078	nm / (23)%

Core Earnings		408		391	4%		1,135		1,091	4%

APE sales		431		285	51%		1,046		1,009	4%

NBV		153		89	72%		351		275	28%

New Business CSM		51		44	16%		154		152	1%
U.S.

Net Income attributed to shareholders / Transitional	US$	53	US$	(342) / 241	nm / (78)%	US$	327	US$	(1,776) / 1,218	nm / (73)%

Core Earnings		329		335	(2)%		955		901	6%

APE sales		79		115	(31)%		275		356	(23)%

NBV		25		35	(29)%		99		95	4%

New Business CSM		40		66	(39)%		187		247	(24)%
Global WAM

Net Income attributed to shareholders		$318		$287	9%		$932		$720	27%

Core Earnings		361		354	0%		968		1,025	(8)%

Gross flows ($ billions)[2]		34.3		32.0	5%		108.2		104.5	0%

Average AUMA ($ billions)[2]		813		774	4%		812		788	(0)%

Core EBITDA margin		26.9%		28.9%	(200) bps		24.7%		28.4%	(370) bps

Profit

Net Income attributed to shareholders rose to $1.0 billion in 3Q23, $0.2 billion higher than 3Q22 transitional net income attributed to shareholders

Manulife reported net income attributed to shareholders of $1.0 billion in 3Q23, which was $0.2 billion higher than 3Q22 transitional net income attributed to shareholders, and $0.5 billion higher than 3Q22 net income attributed to shareholders.

The increase in 3Q23 net income attributed to shareholders compared with 3Q22 transitional net income attributed to shareholders was driven by growth in core earnings and a one-time tax-related benefit of $290 million, partially offset by a larger net charge from market experience. The net charge from market experience in 3Q23 was primarily related to lower-than-expected returns (including fair value changes) relative to long term assumptions on alternative long duration assets mainly related to real estate, lower-than-expected returns relative to long term assumptions on public equity and a charge from derivatives and hedge accounting ineffectiveness. Net income attributed to shareholders in 3Q23 increased by $0.5 billion compared with 3Q22, driven by the factors mentioned above and $0.3 billion of transitional impacts due to the application of IFRS 9 hedge accounting and expected credit loss (“ECL”) principles. Transitional impacts are geography-related and do not impact total shareholders’ equity as the corresponding offset is in other comprehensive income.

Core earnings grew 28% to $1.7 billion compared with 3Q22

The increase from the prior year quarter was driven by the non-recurrence of a $256 million provision in our Property and Casualty Reinsurance business related to Hurricane Ian in 3Q22, the favourable impact of rising interest rates on expected investment earnings and earnings on surplus assets net of higher cost of debt financing, as well as improved insurance experience in the U.S. and in Canada. Business growth also contributed to the increase in expected earnings on investments and on insurance contracts. These were partially offset by an increase in the ECL provision primarily related to electric utility bonds and private placements, higher performance-related costs and investments in technology.

2

Growth

Annualized premium equivalent (“APE”) sales of $1.7 billion, up 21% compared with 3Q22

Our APE sales in the third quarter were boosted by strong performance in Asia, reflecting our diverse business model. In Asia, APE sales increased 20% compared with 3Q22 as a result of growth in Hong Kong and Asia Other7. In Hong Kong, APE sales increased 57%, driven by strong growth in our broker and bancassurance channels reflecting the return of demand from mainland Chinese visitor customers following the Hong Kong and mainland China border reopening in February 2023. In Japan, APE sales decreased 6%, due to lower sales in corporate-owned life insurance products. APE sales increased 14% in Asia Other compared with the prior year. Higher bancassurance sales in mainland China and higher broker sales in our International High Net Worth business8 and in Singapore were partially offset by lower agency and bancassurance sales in Vietnam.

In Canada, APE sales increased 51% driven by a large affinity markets sale. U.S. APE sales decreased 31% due to the adverse impact of higher short-term interest rates on accumulation insurance products, particularly for our affluent customers.

NBV of $600 million, rose 15% compared with 3Q22

In Asia, NBV increased 7% from 3Q22 driven by higher sales volumes partially offset by business mix. In Canada, NBV increased 72% driven by higher sales volumes in Individual Insurance and higher margins in Group Insurance. In the U.S., NBV decreased 29% primarily due to lower sales volumes and product mix, partially offset by pricing actions and higher interest rates.

New business CSM of $507 million, up 6% compared with 3Q22

In Asia, new business CSM increased 16% year-over-year primarily due to higher sales volumes partially offset by business mix. In Canada, new business CSM increased 16% driven by product mix in Individual Insurance. Under IFRS 17, the majority of Group Insurance and affinity products are classified as premium allocation approach and do not generate CSM9. In the U.S., new business CSM decreased 39% driven by lower sales volumes and product mix.

Global WAM net outflows of $0.8 billion in 3Q23 compared with net inflows of $3.0 billion in 3Q22

Net outflows in Retirement were $3.4 billion in 3Q23 compared with net inflows of $1.4 billion in 3Q22, driven entirely by a large-case pension plan redemption in the U.S. Net outflows in Retail were $0.2 billion in 3Q23 compared with net inflows of $1.0 billion in 3Q22, reflecting lower demand as investors continued to favour short-term cash and money market instruments amid market volatility and higher interest rates. This was partially offset by the launch of our Global Semiconductors strategy in Japan and higher net inflows in mainland China from acquiring full ownership of Manulife Fund Management (“MFM”) in the fourth quarter of 2022. Net inflows in Institutional Asset Management were $2.8 billion in 3Q23 compared with net inflows of $0.6 billion in 3Q22, driven by higher net flows in fixed income mandates, and higher sales of equity and agriculture mandates, as well as the impact of the MFM acquisition.

Balance Sheet

CSM net of NCI10 was $17,369 million as at September 30, 2023

CSM increased $172 million and $86 million net of NCI compared with December 31, 2022. Organic CSM movement was an increase of $629 million for the nine months ended September 30, 2023, driven by the impact of new insurance business and expected movements related to finance income or expenses, partially offset by amounts recognized for service provided in year-to-date earnings and a net reduction from insurance experience. Inorganic CSM movement was a decrease of $457 million for the same period, driven by net unfavourable impacts of equity market experience and higher interest rates on certain participating and variable annuity contracts, as well as changes in foreign currency exchange rates, partially offset by the changes from our annual review of actuarial methods and assumptions. Post-tax CSM net of NCI1 was $14,992 million as at September 30, 2023.

Annual Review of Actuarial Methods and Assumptions

We completed our annual review of actuarial methods and assumptions, which resulted in a net favourable impact of $347 million11, comprised of an increase in pre-tax net income attributed to shareholders of $27 million (a decrease of $14 million post-tax), an increase in pre-tax net income attributed to participating policyholders of $58 million ($74 million post-tax), an increase in CSM net of NCI of $116 million, and an increase in pre-tax other comprehensive income of $146 million ($110 million post-tax). Assumptions reviewed this year included our Canada variable annuity assumptions, morbidity assumptions in certain Asia markets, mortality assumptions in the U.S. life insurance business, lapse assumptions in Canada and other methodology refinements.

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Strategic Highlights

We are making decisions easier for our global and diverse customer base

During 3Q23 we launched a unified high net worth onboarding platform in Bermuda12, Hong Kong and Singapore, to our international brokers to deliver a consistent high touch experience for both distributors and customers by streamlining new business application, underwriting and compliance processes across our three high net worth markets. In Canada, we expanded our Personalized Medicine program to all Group Benefits extended healthcare plans, making this service available to more customers, while enabling them to learn about medications that best meet their needs and work with healthcare providers on customized treatment plans that can lead to better outcomes. Meanwhile, Global WAM continued to fulfill investor needs for wealth solutions through the expansion of our offerings with the launch of the Global Semiconductors strategy in Japan which garnered more than $0.7 billion in net flows during the quarter, as well as the launch of a Municipal Opportunities Separately Managed Account in U.S. Retail, built on our mutual fund of the same name.

In the U.S., we expanded our reach into the employer market by introducing a Premier Benefit Indexed Universal Life product. This permanent life insurance product, available through the workplace, offers a streamlined digital process for employees to purchase individual coverage and includes our John Hancock Vitality PLUS feature. In addition, we launched a distribution relationship with JPMorgan Chase & Co. enabling new sales of our suite of products, including our John Hancock Vitality program, through its network of more than 6,900 advisors.

We are accelerating digital initiatives to move faster and meet customers’ personalized needs

In Canada, we announced a strategic partnership with League, a leading healthcare technology provider, to offer our Group Benefits members more integrated digital healthcare experiences, enabling them to connect their benefits directly with healthcare options. This partnership continues our digitization efforts to meet growing demand for more personalized digital experiences that help customers understand their health, focus on prevention, access care, and better comprehend and optimize their benefits. In the U.S., we continued to optimize our digital capabilities to create a seamless, digital customer experience through the launch of single sign-on for John Hancock Vitality customers between John Hancock Life and Vitality websites, improvement of the website navigation of our producer portal, and enhancement of the interactive voice response authentication enabling 31% of inbound calls to be completed with no human interaction in the quarter.

In Asia, we further automated the claims-handling process in Hong Kong to improve operational efficiency and deliver a better customer experience as we continue to leverage data to enhance our auto-adjudication engine, driving an almost twofold-increase of straight-through processed claims compared with 3Q22. In Global WAM, we accelerated customer adoption of digital applications in Canada Retirement through our “Say Goodbye to Paper” campaign which contributed to a 165% increase in members converting to e-statements over the 3-month campaign period and an increase in satisfaction in their digital experience over the prior quarter.

[1]

Core earnings, transitional net income attributed to shareholders and post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) are non-GAAP financial measures. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our 3Q23 Management’s Discussion and Analysis (“MD&A”).

[2]

For more information on annualized premium equivalent (“APE”) sales, new business value (“NBV”), net flows, gross flows and average asset under management and administration (“average AUMA”), see “Non-GAAP and other financial measures” below. In this news release, percentage growth / declines in APE sales, NBV, net flows, gross flows and average AUMA are stated on a constant exchange rate basis.

[3]

Percentage growth / declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), transitional EPS, new business contractual service margin net of NCI (“new business CSM”), net income attributed to shareholders and transitional net income attributed to shareholders are stated on a constant exchange rate basis and are non-GAAP ratios.

[4]	Core EPS, transitional EPS, core EBITDA margin, core ROE and adjusted book value (“BV”) per common share are non-GAAP ratios.
[5]

Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”). LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[6]	Global Wealth and Asset Management (“Global WAM”).
[7]	Asia Other excludes Hong Kong and Japan.
[8]

Effective January 1, 2023, our International High Net Worth business was reclassified from the U.S. segment to the Asia segment. Prior period comparative information has been restated to reflect the change in segment reporting.

[9]	Contractual service margin (“CSM”).
[10]	Non-controlling interests (“NCI”).
[11]	This amount excludes the portion related to NCI.
[12]	This represents our International High Net Worth business.

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Quarterly Earnings Results Conference Call

Manulife Financial Corporation will host a Third Quarter 2023 Earnings Results Conference Call at 8:00 a.m. ET on November 9, 2023. For local and international locations, please call 1-416-340-2217 or toll free, North America 1-800-806-5484 (Passcode: 1815155#). Please call in 15 minutes before the scheduled start time. You will be required to provide your name and organization to the operator. A replay of this call will be available until December 9, 2023, by dialing 1-905-694-9451 or 1-800-408-3053 (Passcode: 5296863#).

The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on November 9, 2023. You may access the webcast at: manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above. The Third Quarter 2023 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.

This earnings news release should be read in conjunction with the Company’s Third Quarter 2023 Report to Shareholders, including our unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2023, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which is available on our website at www.manulife.com/en/investors/results-and-reports. The Company’s MD&A and additional information relating to the Company is available on the SEDAR+ website at http://www.sedarplus.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at http://www.sec.gov.

Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries Cheryl Holmes (416) 557-0945 Cheryl_Holmes@manulife.com	Investor Relations Hung Ko (416) 806-9921 Hung_Ko@manulife.com

5

Earnings

The following table presents net income attributed to shareholders for 3Q23, 2Q23 and year-to-date (“YTD”) 2023 results as well as transitional net income attributed to shareholders for 3Q22 and YTD 2022 results, consisting of core earnings and details of the items excluded from core earnings:

	Quarterly Results			YTD Results
($ millions)	3Q23	2Q23	3Q22	2023	2022
Core earnings
Asia	$522	$473	$387	$1,484	$1,316
Canada	408	374	391	1,135	1,091
U.S.	442	458	437	1,285	1,158
Global Wealth and Asset Management	361	320	354	968	1,025
Corporate and Other	10	12	(230)	39	(332)
Total core earnings	$1,743	$1,637	$1,339	$4,911	$4,258
Items excluded from core earnings:
Market experience gains (losses)	(1,022)	(570)	(575)	(1,657)	(1,930)
Change in actuarial methods and assumptions that flow directly through income	(14)	-	26	(14)	26
Reinsurance transactions, tax-related items and other	306	(42)	(13)	204	(84)
Net income attributed to shareholders / Transitional	$1,013	$1,025	$777	$3,444	$2,270

Non-GAAP and other financial measures

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP financial measures include core earnings (loss); core earnings available to common shareholders; core earnings before income taxes, depreciation and amortization (“core EBITDA”); transitional net income (loss) attributed to shareholders; common shareholders’ transitional net income; adjusted book value; post-tax contractual service margin; post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); and core revenue. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; and common shareholders’ net income.

Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); transitional diluted earnings per common share (“transitional EPS”); transitional return on equity; adjusted book value per common share; core EBITDA margin; and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures; net income attributed to shareholders; diluted earnings per common share (“diluted EPS”) and new business CSM.

Other specified financial measures include NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”); and percentage growth/decline in these foregoing specified financial measures.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non- GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 3Q23 MD&A, which is incorporated by reference.

IFRS 17 Transition

Manulife adopted IFRS 17 “Insurance Contracts” and IFRS 9 “Financial Instruments” effective for years beginning on January 1, 2023, to be applied retrospectively. Our quarterly and year-to-date 2022 results have been restated in accordance with IFRS 17 and IFRS 9.

The 2022 comparative results in this news release may not be fully representative of our market risk profile, as the transition of our general fund portfolio for asset-liability matching purposes under IFRS 17 and IFRS 9 was not completed until early 2023. Consequently, year-over-year variations between our 2023 results compared to the 2022 results should be viewed in this context.

6

In addition, our 2022 results are also not directly comparable to 2023 results because IFRS 9 hedge accounting and ECL principles are applied prospectively effective January 1, 2023. Accordingly, we have also presented comparative quarterly and year-to-date 2022 results as if IFRS had allowed such principles to be implemented for 2022. Such results are denoted as being “transitional” throughout this news release and include the transitional net income attributed to shareholders for 2022. For a complete list of transitional financial measures, please see section A1 “Implementation of IFRS 17 and IFRS 9” of the Third Quarter 2023 MD&A.

Reconciliation of core earnings to net income attributed to shareholders

	3Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$439	$376	$68	$366	$(75)	$1,174
Income tax (expense) recovery
Core earnings	(62)	(109)	(93)	(59)	30	(293)
Items excluded from core earnings	(73)	15	97	11	294	344
Income tax (expense) recovery	(135)	(94)	4	(48)	324	51
Net income (post-tax)	304	282	72	318	249	1,225
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	25	-	-	-	-	25
Participating policyholders	195	(8)	-	-	-	187
Net income (loss) attributed to shareholders (post-tax)	84	290	72	318	249	1,013
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(286)	(159)	(476)	(43)	(58)	(1,022)
Changes in actuarial methods and assumptions that flow directly through income	(157)	37	106	-	-	(14)
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	5	4	-	-	297	306
Core earnings (post-tax)	$522	$408	$442	$361	$10	$1,743
Income tax on core earnings (see above)	62	109	93	59	(30)	293
Core earnings (pre-tax)	$584	$517	$535	$420	$(20)	$2,036

Core earnings, CER basis

	3Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$522	$408	$442	$361	$10	$1,743
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$522	$408	$442	$361	$10	$1,743
Income tax on core earnings, CER basis(2)	62	109	93	59	(30)	293
Core earnings, CER basis (pre-tax)	$584	$517	$535	$420	$(20)	$2,036

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

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Reconciliation of core earnings to net income attributed to shareholders

	2Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$345	$312	$220	$362	$197	$1,436
Income tax (expense) recovery
Core earnings	(73)	(97)	(110)	(45)	18	(307)
Items excluded from core earnings	(18)	33	73	1	(47)	42
Income tax (expense) recovery	(91)	(64)	(37)	(44)	(29)	(265)
Net income (post-tax)	254	248	183	318	168	1,171
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	25	-	-	1	-	26
Participating policyholders	99	21	-	-	-	120
Net income (loss) attributed to shareholders (post-tax)	130	227	183	317	168	1,025
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(297)	(147)	(275)	(7)	156	(570)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(46)	-	-	4	-	(42)
Core earnings (post-tax)	$473	$374	$458	$320	$12	$1,637
Income tax on core earnings (see above)	73	97	110	45	(18)	307
Core earnings (pre-tax)	$546	$471	$568	$365	$(6)	$1,944

Core earnings, CER basis

	2Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$473	$374	$458	$320	$12	$1,637
CER adjustment(1)	(8)	-	(1)	-	-	(9)
Core earnings, CER basis (post-tax)	$465	$374	$457	$320	$12	$1,628
Income tax on core earnings, CER basis(2)	71	97	110	44	(17)	305
Core earnings, CER basis (pre-tax)	$536	$471	$567	$364	$(5)	$1,933

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

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Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

	3Q22
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$266	$1,029	$(607)	$324	$(528)	$484
Income tax (expense) recovery
Core earnings	(54)	(94)	(83)	(51)	13	(269)
Items excluded from core earnings	11	(92)	243	14	33	209
Income tax (expense) recovery	(43)	(186)	160	(37)	46	(60)
Net income (post-tax)	223	843	(447)	287	(482)	424
Less: Net income (post-tax) attributed to
Non-controlling interests	34	-	-	-	-	34
Participating policyholders	(91)	(10)	-	-	-	(101)
Net income (loss) attributed to shareholders (post-tax)	280	853	(447)	287	(482)	491
IFRS 9 transitional impacts (post-tax)	(104)	(372)	761	-	1	286
Transitional net income (loss) attributed to shareholders (post-tax)	176	481	314	287	(481)	777
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(202)	43	(98)	(67)	(251)	(575)
Changes in actuarial methods and assumptions that flow directly through income	(9)	47	(12)	-	-	26
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	-	-	(13)	-	-	(13)
Core earnings (post-tax)	$387	$391	$437	$354	$(230)	$1,339
Income tax on core earnings (see above)	54	94	83	51	(13)	269
Core earnings (pre-tax)	$441	$485	$520	$405	$(243)	$1,608

Core earnings, CER basis

	3Q22
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$387	$391	$437	$354	$(230)	$1,339
CER adjustment(1)	6	-	11	7	(5)	19
Core earnings, CER basis (post-tax)	$393	$391	$448	$361	$(235)	$1,358
Income tax on core earnings, CER basis(2)	56	94	86	51	(13)	274
Core earnings, CER basis (pre-tax)	$449	$485	$534	$412	$(248)	$1,632

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

9

Reconciliation of core earnings to net income attributed to shareholders

	YTD 2023
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,397	$1,111	$507	$1,073	$241	$4,329
Income tax (expense) recovery
Core earnings	(203)	(291)	(289)	(149)	62	(870)
Items excluded from core earnings	(128)	34	223	9	209	347
Income tax (expense) recovery	(331)	(257)	(66)	(140)	271	(523)
Net income (post-tax)	1,066	854	441	933	512	3,806
Less: Net income (post-tax) attributed to
Non-controlling interests	104	-	-	1	-	105
Participating policyholders	229	28	-	-	-	257
Net income (loss) attributed to shareholders (post-tax)	733	826	441	932	512	3,444
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(553)	(350)	(917)	(41)	204	(1,657)
Changes in actuarial methods and assumptions that flow directly through income	(157)	37	106	-	-	(14)
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(41)	4	(33)	5	269	204
Core earnings (post-tax)	$1,484	$1,135	$1,285	$968	$39	$4,911
Income tax on core earnings (see above)	203	291	289	149	(62)	870
Core earnings (pre-tax)	$1,687	$1,426	$1,574	$1,117	$(23)	$5,781

Core earnings, CER basis

	YTD 2023
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,484	$1,135	$1,285	$968	$39	$4,911
CER adjustment(1)	(23)	-	(4)	(2)	-	(29)
Core earnings, CER basis (post-tax)	$1,461	$1,135	$1,281	$966	$39	$4,882
Income tax on core earnings, CER basis(2)	199	291	288	148	(61)	865
Core earnings, CER basis (pre-tax)	$1,660	$1,426	$1,569	$1,114	$(22)	$5,747

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

10

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

	YTD 2022
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$508	$(932)	$(2,944)	$830	$(1,297)	$(3,835)
Income tax (expense) recovery
Core earnings	(183)	(254)	(244)	(175)	45	(811)
Items excluded from core earnings	(33)	778	916	65	18	1,744
Income tax (expense) recovery	(216)	524	672	(110)	63	933
Net income (post-tax)	292	(408)	(2,272)	720	(1,234)	(2,902)
Less: Net income (post-tax) attributed to
Non-controlling interests	88	-	-	-	-	88
Participating policyholders	(164)	22	-	-	-	(142)
Net income (loss) attributed to shareholders (post-tax)	368	(430)	(2,272)	720	(1,234)	(2,848)
IFRS 9 transitional impacts (post-tax)	(214)	1,508	3,826	-	(2)	5,118
Transitional net income (loss) attributed to shareholders (post-tax)	154	1,078	1,554	720	(1,236)	2,270
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(1,153)	(60)	421	(305)	(833)	(1,930)
Changes in actuarial methods and assumptions that flow directly through income	(9)	47	(12)	-	-	26
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	-	-	(13)	-	(71)	(84)
Core earnings (post-tax)	$1,316	$1,091	$1,158	$1,025	$(332)	$4,258
Income tax on core earnings (see above)	181	254	245	175	(45)	810
Core earnings (pre-tax)	$1,497	$1,345	$1,403	$1,200	$(377)	$5,068

Core earnings, CER basis

	YTD 2022
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,316	$1,091	$1,158	$1,025	$(332)	$4,258
CER adjustment(1)	19	-	51	30	(3)	97
Core earnings, CER basis (post-tax)	$1,335	$1,091	$1,209	$1,055	$(335)	$4,355
Income tax on core earnings, CER basis(2)	184	254	256	178	(45)	827
Core earnings, CER basis (pre-tax)	$1,519	$1,345	$1,465	$1,233	$(380)	$5,182

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q23.

Core earnings available to common shareholders

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Core earnings	$1,743	$1,637	$1,531	$1,543	$1,339	$4,911	$4,258	$5,801
Less: Preferred share dividends	(54)	(98)	(52)	(97)	(51)	(204)	(163)	(260)
Core earnings available to common shareholders	1,689	1,539	1,479	1,446	1,288	4,707	4,095	5,541
CER adjustment(1)	-	(9)	(20)	(13)	19	(29)	97	84
Core earnings available to common shareholders, CER basis	$1,689	$1,530	$1,459	$1,433	$1,307	$4,678	$4,192	$5,625

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.

11

Core ROE

($ millions, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Core earnings available to common shareholders	$1,689	$1,539	$1,479	$1,446	$1,288	$4,707	$4,095	$5,541
Annualized core earnings available to common shareholders	$6,701	$6,173	$5,998	$5,737	$5,110	$6,293	$5,475	$5,541
Average common shareholders’ equity (see below)	$39,897	$39,881	$40,465	$40,667	$40,260	$40,081	$39,412	$39,726
Core ROE (annualized) (%)	16.8%	15.5%	14.8%	14.1%	12.7%	15.7%	13.9%	14.0%
Average common shareholders’ equity
Total shareholders’ and other equity	$47,407	$45,707	$47,375	$46,876	$47,778	$47,407	$47,778	$46,876
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$40,747	$39,047	$40,715	$40,216	$41,118	$40,747	$41,118	$40,216
Average common shareholders’ equity	$39,897	$39,881	$40,465	$40,667	$40,260	$40,081	$39,412	$39,726

Transitional ROE

($ millions, unless otherwise stated)

	Quarterly Results				YTD Results	Full Year Results
	4Q22	3Q22	2Q22	1Q22	2022	2022
Total transitional net income (loss) attributed to shareholders	$1,228	$777	$168	$1,325	$2,270	$3,498
Preferred share dividends and other equity distributions	(97)	(51)	(60)	(52)	(163)	(260)
Common shareholders transitional net income (loss)	$1,131	$726	$108	$1,273	$2,107	$3,238
Annualized common shareholders transitional net income (loss)	$4,487	$2,876	$437	$5,163	$2,817	$3,238
Average common shareholders’ equity (see below)	$40,667	$40,260	$39,095	$38,881	$39,412	$39,726
Transitional ROE (annualized) (%)	11.0%	7.1%	1.1%	13.3%	7.2%	8.2%

Post-tax CSM

($ millions and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Sept 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022
Post-tax CSM
CSM	$18,149	$18,103	$18,200	$17,977	$17,798
Marginal tax rate on CSM	(2,474)	(2,645)	(2,724)	(2,726)	(2,632)
Post-tax CSM	$15,675	$15,458	$15,476	$15,251	$15,166
CSM, net of NCI	$17,369	$17,423	$17,467	$17,283	$17,086
Marginal tax rate on CSM net of NCI	(2,377)	(2,546)	(2,617)	(2,624)	(2,526)
Post-tax CSM net of NCI	$14,992	$14,877	$14,850	$14,659	$14,560

12

New business CSM detail, CER basis

($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
New business CSM, net of NCI
Hong Kong	$167	$191	$119	$110	$127	$477	$327	$437
Japan	29	19	36	28	37	84	112	140
Asia Other	206	222	146	186	176	574	546	732
International High Net Worth								197
Mainland China								12
Singapore								189
Vietnam								305
Other Emerging Markets								29
Asia	402	432	301	324	340	1,135	985	1,309
Canada	51	57	46	47	44	154	152	199
U.S.	54	103	95	71	86	252	316	387
Total new business CSM net of NCI	507	592	442	442	470	1,541	1,453	1,895
Asia NCI	46	38	19	-	2	103	20	20
Total impact of new insurance business in CSM	$553	$630	$461	$442	$472	$1,644	$1,473	$1,915
New business CSM, net of NCI, CER adjustment(1), (2)
Hong Kong	$-	$-	$(1)	$(2)	$3	$(1)	$15	$13
Japan	-	(1)	(3)	(1)	(1)	(4)	(9)	(10)
Asia Other	-	(3)	(4)	1	5	(7)	16	17
International High Net Worth								4
Mainland China								-
Singapore								10
Vietnam								3
Other Emerging Markets								-
Asia	-	(4)	(8)	(2)	7	(12)	22	20
Canada	-	-	-	-	-	-	-	-
U.S.	-	(1)	-	(1)	3	(1)	15	14
Total new business CSM net of NCI	-	(5)	(8)	(3)	10	(13)	37	34
Asia NCI	-	(1)	(2)	-	-	(3)	(1)	(1)
Total impact of new insurance business in CSM	$-	$(6)	$(10)	$(3)	$10	$(16)	$36	$33
New business CSM net of NCI, CER basis
Hong Kong	$167	$191	$118	$108	$130	$476	$342	$450
Japan	29	18	33	27	36	80	103	130
Asia Other	206	219	142	187	181	567	562	749
International High Net Worth								201
Mainland China								12
Singapore								199
Vietnam								308
Other Emerging Markets								29
Asia	402	428	293	322	347	1,123	1,007	1,329
Canada	51	57	46	47	44	154	152	199
U.S.	54	102	95	70	89	251	331	401
Total new business CSM net of NCI, CER basis	507	587	434	439	480	1,528	1,490	1,929
Asia NCI, CER basis	46	37	17	-	2	100	19	19
Total impact of new insurance business in CSM, CER basis	$553	$624	$451	$439	$482	$1,628	$1,509	$1,948

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)

New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

Adjusted Book Value

As at ($ millions)	Sept 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022
Common shareholders’ equity	$40,747	$39,047	$40,715	$40,216	$41,118
Post tax CSM, net of NCI	14,992	14,877	14,850	14,659	14,560
Adjusted book value	$55,739	$53,924	$55,565	$54,875	$55,678

13

Reconciliation of Global WAM core earnings to core EBITDA

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Global WAM core earnings (post-tax)	$361	$320	$287	$274	$354	$968	$1,025	$1,299
Addback taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expense) recovery (see above)	59	45	45	47	51	149	175	222
Amortization of deferred acquisition costs and other depreciation	41	40	40	43	36	121	111	154
Amortization of deferred sales commissions	19	19	21	25	24	59	73	98
Core EBITDA	$480	$424	$393	$389	$465	$1,297	$1,384	$1,773
CER adjustment(1)	-	-	(3)	(3)	8	(3)	38	35
Core EBITDA, CER basis	$480	$424	$390	$386	$473	$1,294	$1,422	$1,808

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.

Core EBITDA margin and core revenue

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Core EBITDA margin
Core EBITDA	$480	$424	$393	$389	$465	$1,297	$1,384	$1,773
Core revenue	$1,783	$1,722	$1,756	$1,646	$1,610	$5,261	$4,870	$6,516
Core EBITDA margin	26.9%	24.6%	22.4%	23.6%	28.9%	24.7%	28.4%	27.2%
Global WAM core revenue
Other revenue per financial statements	$1,645	$1,691	$1,691	$1,671	$1,547	$5,027	$4,515	$6,186
Less: Other revenue in segments other than Global WAM	(64)	44	26	26	(9)	6	(231)	(205)
Other revenue in Global WAM (fee income)	$1,709	$1,647	$1,665	$1,645	$1,556	$5,021	$4,746	$6,391
Investment income per financial statements	$4,028	$4,135	$3,520	$4,271	$3,832	$11,683	$10,933	$15,204
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	(2,430)	950	1,944	(2,453)	(1,112)	464	(11,193)	(13,646)
Total investment income	1,598	5,085	5,464	1,818	2,720	12,147	(260)	1,558
Less: Investment income in segments other than Global WAM	1,578	5,010	5,357	1,672	2,748	11,945	(13)	1,659
Investment income in Global WAM	$20	$75	$107	$146	$(28)	$202	$(247)	$(101)
Total other revenue and investment income in Global WAM	$1,729	$1,722	$1,772	$1,791	$1,528	$5,223	$4,499	$6,290
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	(54)	7	12	55	(82)	(35)	(371)	(316)
Revenue related to integration and acquisitions	-	(7)	4	90	-	(3)	-	90
Global WAM core revenue	$1,783	$1,722	$1,756	$1,646	$1,610	$5,261	$4,870	$6,516

14

Net income financial measures on a CER basis

($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q23	2Q23	1Q23	4Q22	3Q22	2023	2022	2022
Net income (loss) attributed to shareholders:
Asia	$84	$130	$519	$315	$280	$733	$368	$683
Canada	290	227	309	(73)	853	826	(430)	(503)
U.S.	72	183	186	(44)	(447)	441	(2,272)	(2,316)
Global WAM	318	317	297	401	287	932	720	1,121
Corporate and Other	249	168	95	316	(482)	512	(1,234)	(918)
Total net income (loss) attributed to shareholders	1,013	1,025	1,406	915	491	3,444	(2,848)	(1,933)
Preferred share dividends and other equity distributions	(54)	(98)	(52)	(97)	(51)	(204)	(163)	(260)
Common shareholders’ net income (loss)	$959	$927	$1,354	$818	$440	$3,240	$(3,011)	$(2,193)
CER adjustment(1)
Asia	$-	$8	$(7)	$14	$51	$1	$233	$247
Canada	-	-	(2)	(1)	17	(2)	64	63
U.S.	-	(1)	(3)	(3)	(8)	(4)	(120)	(123)
Global WAM	-	(1)	(3)	(6)	5	(4)	12	6
Corporate and Other	-	(8)	(2)	(8)	(15)	(10)	(58)	(66)
Total net income (loss) attributed to shareholders	-	(2)	(17)	(4)	50	(19)	131	127
Preferred share dividends and other equity distributions	-	-	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$(2)	$(17)	$(4)	$50	$(19)	$131	$127
Net income (loss) attributed to shareholders, CER basis
Asia	$84	$138	$512	$329	$331	$734	$601	$930
Canada	290	227	307	(74)	870	824	(366)	(440)
U.S.	72	182	183	(47)	(455)	437	(2,392)	(2,439)
Global WAM	318	316	294	395	292	928	732	1,127
Corporate and Other	249	160	93	308	(497)	502	(1,292)	(984)
Total net income (loss) attributed to shareholders, CER basis	1,013	1,023	1,389	911	541	3,425	(2,717)	(1,806)
Preferred share dividends and other equity distributions, CER basis	(54)	(98)	(52)	(97)	(51)	(204)	(163)	(260)
Common shareholders’ net income (loss), CER basis	$959	$925	$1,337	$814	$490	$3,221	$(2,880)	$(2,066)
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$63	$96	$384	$231	$216	$543	$285	$516
CER adjustment, US $(1)	-	7	(2)	16	31	5	164	180
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$63	$103	$382	$247	$247	$548	$449	$696

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

15

Transitional net income financial measures on a CER basis

($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results				YTD Results	Full Year Results
	4Q22	3Q22	2Q22	1Q22	2022	2022
Transitional net income (loss) attributed to shareholders:
Asia	$493	$176	$(227)	$205	$154	$647
Canada	120	481	271	326	1,078	1,198
U.S.	(106)	314	355	885	1,554	1,448
Global WAM	401	287	150	283	720	1,121
Corporate and Other	320	(481)	(381)	(374)	(1,236)	(916)
Total transitional net income (loss) attributed to shareholders	1,228	777	168	1,325	2,270	3,498
Preferred share dividends and other equity distributions	(97)	(51)	(60)	(52)	(163)	(260)
Common shareholders’ transitional net income (loss)	$1,131	$726	$108	$1,273	$2,107	$3,238
CER adjustment(1)
Asia	$12	$25	$31	$59	$115	$127
Canada	(2)	12	6	9	27	25
U.S.	(2)	12	(5)	46	53	51
Global WAM	(6)	5	1	6	12	6
Corporate and Other	(8)	(16)	(18)	(24)	(58)	(66)
Total CER adjustment - transitional net income attributed to shareholders	(6)	38	15	96	149	143
Preferred share dividends and other equity distributions	-	-	-	-	-	-
Common shareholders’ transitional net income (loss)	$(6)	$38	$15	$96	$149	$143
Transitional net income (loss) attributed to shareholders, CER basis
Asia	$505	$201	$(196)	$264	$269	$774
Canada	118	493	277	335	1,105	1,223
U.S.	(108)	326	350	931	1,607	1,499
Global WAM	395	292	151	289	732	1,127
Corporate and Other	312	(497)	(399)	(398)	(1,294)	(982)
Total transitional net income (loss) attributed to shareholders, CER basis	1,222	815	183	1,421	2,419	3,641
Preferred share dividends and other equity distributions, CER basis	(97)	(51)	(60)	(52)	(163)	(260)
Common shareholders’ net income (loss), CER basis	$1,125	$764	$123	$1,369	$2,256	$3,381
Asia transitional net income attributed to shareholders, U.S. dollars
Asia transitional net income (loss) attributed to shareholders, US $(2)	$363	$134	$(177)	$161	$118	$481
CER adjustment, US $(1)	14	17	31	36	84	98
Asia transitional net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$377	$151	$(146)	$197	$202	$579

(1)	The impact of updating foreign exchange rates to that which was used in 3Q23.
(2)	Asia transitional net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

16

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:

From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to our ability to achieve our medium-term financial and operating targets, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports, as well as elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

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